

Mail Stop 4561

March 1, 2016

Michael J. O'Hara
President
ClickStream Corporation
1801 Century Park East, Suite 1201
Los Angeles, CA 90067

> **Re:** **ClickStream Corporation**
> **Registration Statement on Form 10**
> **Filed December 11, 2015**
> **File No. 000-52944**

Dear Mr. O'Hara:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: David L. Ficksman, Esq.
        TroyGould Attorneys